

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 10, 2024

Michael Mo
Chief Executive Officer
KULR Technology Group, Inc.
4863 Shawline Street
San Diego, California 92111

> **Re: KULR Technology Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed on July 3, 2024**
> **File No. 333-280694**

Dear Michael Mo:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sarah Sidwell at 202-551-4733 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jay Yamamoto